                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------


                             DETECTION SYSTEMS, INC.
                            (Name of Subject Company)

                                ROBERT BOSCH GMBH
                       BOSCH SECURITY SYSTEMS CORPORATION
                                   (Offerors)

                          COMMON STOCK, PAR VALUE $.05
                           (Title Class of Securities)

                                    250644101
                      (CUSIP Number of Class of Securities)

                                DR. HEIKO CARRIE
                                ROBERT BOSCH GMBH
                              ROBERT BOSCH PLATZ 1
                          70839 GERLINGEN-SCHILLERHOEHE
                         TELEPHONE: 011 49 711 811 6864


            (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                            BRIAN E. MCGUNIGLE, ESQ.
                              THOMAS J. DRAGO, ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-7703
                            TELEPHONE: (212) 626-4400
                            CALCULATION OF FILING FEE

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    Transaction Valuation*                        Amount of Filing Fee*
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           N/A                                          N/A
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* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ....................N/A
Form or Registration No.: ..................N/A
Filing Party: ..............................N/A
Date Filed: ................................N/A

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                   /C O R R E C T I O N -- Robert Bosch GmbH/

     In DEM019, Bosch agrees to Acquire Detection Systems Inc. by a Tender Offer, moved Monday, Dec. 11, we are advised by a representative of the company that there are several revisions to the press release. Complete, corrected release follows:

     Bosch Agrees to Acquire Detection Systems Inc. by a Tender Offer

     STUTTGART, Germany, Dec. 11 /PRNewswire/ -- Robert Bosch GmbH has entered into an agreement today with Detection Systems Inc. (Nasdaq: DETC), Fairport/N.Y. (USA), a company traded on the Nasdaq exchange, to commence a tender offer to purchase all shares of Detection Systems. The agreement includes an option to acquire the shares owned by the senior management of Detection Systems.

     Detection Systems is a leading manufacturer of electronic security equipment with locations in the U.S., France, Great Britain, China, and Australia, and has 1150 employees. The company expects to achieve sales of US-$140 million for the current business year.

     The Security Systems Product Division of Robert Bosch GmbH expects to achieve sales of around DM 850 million this year and has around 3300 employees. Bosch considers the acquisition of Detection Systems an excellent addition to its activities, which so far concentrated mainly on the European market. The partners will in future jointly serve the U.S., Asian and Australian markets.

     This press release does not constitute the commencement of a tender offer for securities of Detection Systems, Inc. It is intended that any offer, if and when made, will be made in compliance with the procedural and filing requirements of the United States Securities Exchange Act of 1934, as amended, and the rules of the United States Securities and Exchange Commission (the "SEC") thereunder. Security holders of Detection Systems, Inc. are urged to read the tender offer document (which will include an offer to purchase, a letter of transmittal and related documents) regarding the proposed acquisition of Detection Systems, Inc., when they become available, because they will contain important information. The tender offer documents will be included in the Tender Offer Statement on Schedule TO to be filed by the purchaser with the SEC. Once the documents have been filed with the SEC, investors and security holders will be able to obtain a free copy of the tender offer documents upon request from the information agent, the contact details for which will be made available by press release and advertisement at the time the tender offer is commenced. The tender offer documents filed with the SEC will be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as on the SEC's web site at www.sec.gov. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

SOURCE   Robert Bosch GmbH